Exhibit 3.1(b)

Article EIGHTH of the Company's Restated Certificate of Incorporation is amended as follows:

EIGHTH: The corporation may not sell, lease or exchange all or substantially all of its property and assets, nor may it merge or consolidate, except with a corporation of which at least 90 percent of the outstanding shares of each class of the stock is owned by this corporation, unless authorized by the affirmative vote of the holders of two-thirds (2/3) of all the outstanding shares of stock of each class having voting power with respect to the proposed transaction. This Article shall not be amended, altered, changed or repealed unless authorized by the affirmative vote of the holders of two-thirds (2/3) of all of the outstanding shares of stock of each class having voting power. [RESERVED]